Obalon Therapeutics, Inc.
5421 Avenida Encinas, Suite F
Carlsbad, California 92008
July 30, 2019
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010
Attention:     Thomas Jones, Russell Mancuso

Re:	Obalon Therapeutics, Inc. Registration Statement on Form S-1 (Registration No. 333-232276)
Ladies and Gentlemen:
In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1 (File No. 333-232276) (the “Registration Statement”) of Obalon Therapeutics, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 5:00 p.m., Eastern Time, on August 1, 2019, or as soon as practicable thereafter, or at such other time as our legal counsel, Latham & Watkins LLP, may orally request via telephone call to the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Shayne Kennedy at (714) 755-8181 or, in his absence, Benjamin Sosin at (714) 755-2267.
Thank you for your assistance in this matter.
Very truly yours,
OBALON THERAPEUTICS, INC.
By:    /s/ William Plovanic
    William Plovanic
    President and Chief Financial Officer

CC:	B. Shayne Kennedy, Latham & Watkins LLP
Merrill M. Kraines, Pepper Hamilton LLP